# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Icon Energy Corp, CIK 0001995574
CUSIP: Y4001C305
Title of class of securities: Common Shares, par value $0.001 per share
Address of issuer's principal executive offices: c/o Pavimar Shipping Co., 17th km National Road, Athens-Lamia & Fo, Athens, Greece (J3), 14564
Date of event which requires filing of this statement: 05/06/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002129459

## Reporting persons
- HAMPTON FINANCIAL CORP.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); sole voting power 325,000; shared voting power 0; sole dispositive power 325,000; shared dispositive power 0; aggregate amount beneficially owned 325,000 (10.1% of the class)

## Item 1. Issuer
Name of issuer: Icon Energy Corp
Address of issuer's principal executive offices: c/o Pavimar Shipping Co., 17th km National Road, Athens-Lamia & Fo, Athens, Greece, 14564

## Item 2. Person Filing
Name of person filing: HAMPTON FINANCIAL CORP.
Address of principal business office or, if none, residence: 141 Adelaide Street West, Suite 1800, Toronto, Ontario M5H 3L5
Citizenship: Ontario, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 325,000
Percent of class:
10.1%

The percentage of shares beneficially owned set forth above is based on a total of 3,214,069 Common Shares outstanding as of May 6, 2026.
Sole power to vote or to direct the vote: 325,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 325,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- HAMPTON FINANCIAL CORP.: /s/ Alina Korovyakovska, Alina Korovyakovska/Chief Operating Officer (05/11/2026)